UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

EZJR, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269312104

(CUSIP Number)

March 10, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269312104

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark DeStefano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,612,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,612,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 269312104

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MQ LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 500,000
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269312104

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). T. J. Jesky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,612,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,612,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 269312104

Item 1.	(a)	Name of Issuer

EZJR, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

8250 W. Charleston Blvd.
Suite 110
Las Vegas, NV 89117

Item 2.	(a)	Name of Person Filing

Mark DeStefano
MQ LLP
T. J. Jesky

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is:
8250 W. Charleston Blvd., Suite 120
Las Vegas, NV 89117

	(c)	Citizenship:

Mark DeStefano and T. J. Jesky are citizens of the U.S.A. The place of organization of MQ LLP is Nevada.

	(d)	Title of Class of Securities

Common stock, par value $0.001 per share

	(e)	CUSIP Number

269312104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Mark DeStefano, 1,162,250 shares
MQ LLP, 500,000 shares
T. J. Jesky, 1,162,250 shares

CUSIP No. 269312104

The reporting persons may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended Each of Messrs. DeStefano, Jesky and MQ LLP disclaims beneficial ownership of all shares of common stock of the Issuer included in this report, and the filing of this Schedule 13G shall not be construed as an admission that any of Messrs. DeStefano, Jesky and MQ LLP is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) Percent of class:

Mark DeStefano 4.9%
MQ LLP 1.5%
T. J. Jesky 4.9%

Percentages based on 32,599,576 outstanding shares of the Issuer’s common stock as of November 18, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:

Mark DeStefano, 1,612,250 shares
MQ LLP, 500,000 shares
T. J. Jesky, 1,612,250 shares

(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:

Mark DeStefano, 1,612,250 shares
MQ LLP, 500,000 shares
T. J. Jesky, 1,612,250 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 269312104

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2016

By:	/s/ Mark DeStefano
Mark DeStefano
Shareholder

MQ LLP

By:	/s/ Mark DeStefano
Mark DeStefano
Managing Member

By:	/s/ T. J. Jesky
T. J. Jesky
Shareholder

CUSIP No. 269312104

Exhibit Description

A	Joint Filing Agreement